For immediate release

Westaim announces 2005 second quarter results

CALGARY, ALBERTA — August 4, 2005 — The Westaim Corporation announced today that for the second quarter ended June 30, 2005, it recorded a net loss of $10.2 million or 11 cents per share compared to a net loss of $13.1 million, or 17 cents per share in the same quarter last year. The company reported revenues of $5.7 million in the second quarter of 2005 compared to $4.8 million in the same period last year reflecting continued success in the wound care division of NUCRYST Pharmaceuticals.

For the six months ended June 30, 2005, the company posted revenues of $10.7 million and a net loss of $7.7 million, or 8 cents per share. For the same period last year, Westaim had revenues of $15.2 million and a net loss of $12.1 million, or 15 cents per share. In the first six months of 2004, NUCRYST received a US$5-million milestone payment from Smith & Nephew plc.

At June 30, 2005, Westaim had $84.7 million in cash and short-term investments.

“In the first half of 2005, Westaim continued to aggressively move forward with our business strategies for NUCRYST Pharmaceuticals and iFire Technology as we prepare for the next stages of commercialization in each subsidiary,” said Barry M. Heck, President and CEO of Westaim. “The second quarter of 2005 was the highest quarter for sales of Acticoat™ dressings to customers since the product’s introduction in 1998. We are pleased to report that sales to customers are growing by approximately 30 per cent year over year. We anticipate further progress in the second half of 2005 with iFire’s pilot plant going online and NUCRYST preparing for a larger Phase 2 study of its atopic dermatitis drug, NPI 32101.”

NUCRYST update:

In the second quarter, together with Smith & Nephew plc, NUCRYST launched Acticoat™ Moisture Control. It was officially launched at the Symposium on Advance Wound Care Convention on April 22, 2005. Acticoat™ Moisture Control is a new foam dressing that will be used for treating heavily exudating wounds or for wounds that require moisture to be added. Foam and moisture control dressings represent a significant product area in the serious wound care market. NUCRYST is the exclusive manufacturer of the Acticoat™ family of dressings. NUCRYST also conducted two small clinical trials for its atopic dermatitis drug candidate, NPI 32101: a pharmacokinetics trial to study the body’s absorption of the active pharmaceutical ingredient, and a tolerance study in children. Results are expected in the third quarter. Information from the two studies will be used in the design of a larger Phase 2b human clinical trial, which is expected to begin in late 2005.

In June, NUCRYST commissioned a $7-million manufacturing facility expansion in Fort Saskatchewan, Alberta, to meet the rapidly growing demand for the Acticoat™ family of dressings. The production facility was expanded to 70,000 square feet and is anticipated to increase capacity by 65 per cent. The facility was completed ahead of schedule and is now producing Acticoat™ products.

NUCRYST recently appointed David C. McDowell Vice President, Operations. Mr. McDowell will be based in Fort Saskatchewan and brings more than 25 years experience in pharmaceutical, medical devices and consumer packaged goods production. Prior to joining NUCRYST, he served in senior positions with Novartis, GlaxoSmithKline and Sterling Winthrop. Most recently, he held the position of General Manager Sterile Manufacturing, Head Lens Care Products Global Supply for CIBA Vision, a Novartis company, where he was responsible for global manufacturing and supply of lens care and ophthalmic products.

iFire update:

iFire Technology has expanded its Toronto-based research and development facility to include pilot manufacturing of mid-30-inch sized flat panel displays. The pilot facility construction and equipment delivery continued to progress as planned during the quarter. Pilot commissioning will commence during the second half of the year. Upon completion of pilot commissioning and start up iFire will focus on producing 34-inch iFire™ flat panel display modules. This first phase of commercialization will demonstrate iFire’s low-cost production capability in a manufacturing environment and will produce engineering samples that iFire can share with OEMs (original equipment manufacturers) and potential partners for evaluation.

iFire expects to commercialize its technology in partnership with industry leaders, and plans to target the mid-30-inch screen size television segment with commercial production planned for the 2007 timeframe.

The Westaim Corporation’s technology investments include: NUCRYST Pharmaceuticals, which researches, develops and commercializes wound care and pharmaceutical products based on its nanocrystalline silver technology; and iFire Technology, which has developed a revolutionary low-cost flat panel display. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED.

For more information contact:
David Wills
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to financial considerations, the progress of iFire’s pilot plant and the timing of the commissioning of that plant, the timing of NUCRYST clinical studies, anticipated uses for NUCRYST products, potential areas of commercialization for NUCRYST products, the design and timing of additional NUCRYST clinical trials, facilities expansion and capacity increases, iFire production of flat panel displays, product development, product commercialization including but not limited to timing, manufacturing costs, cost advantages, construction or operation timeframes, potential partnering activities and strategies, and those predicting the development, expansion or upgrading of facilities and equipment. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
Consolidated Statements of Operations	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
		(Restated)		(Restated)
Revenue	$5,708	$4,799	$10,685	$15,218
Loss from continuing operations	(11,003)	(12,662)	(19,861)	(15,863)
Net loss	(10,218)	(13,071)	(7,686)	(12,063)
Loss per common share — basic & diluted Continuing operations	(0.12)	(0.16)	(0.21)	(0.20)
Net loss	(0.11)	(0.17)	(0.08)	(0.15)
Weighted average number of outstanding common shares (thousands)	92,828	78,102	92,828	78,098

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
		(Restated)		(Restated)
Revenue
Nucryst Pharmaceuticals	$5,708	$4,799	$10,685	$15,218

Continuing operations	$5,708	$4,799	$10,685	$16,129

Divisional (Loss) Income
Nucryst Pharmaceuticals	$(552)	$(3,359)	$(1,239)	$965
iFire Technology	(7,921)	(7,154)	(15,400)	(13,637)
Other	(193)	(235)	(24)	(456)

Continuing operations	$(8,666)	$(10,748)	$(16,663)	$(13,128)

Consolidated Balance Sheets	June 30, 2005	December 31, 2004
Cash and short-term investments	$84,654	$101,139
Current assets	103,573	111,994
Other assets	73,514	60,269
Current liabilities	23,922	12,963
Shareholders’ equity	140,538	147,797